Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended June 30, 2014

Monaco, August 20, 2014, GasLog Ltd. and its subsidiaries (“GasLog” or “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended June 30, 2014.

Highlights

•	Completion of the initial public offering (“IPO”) of GasLog Partners LP (“GasLog Partners” or the “Partnership”) on May 12, 2014, raising gross proceeds of approximately $203 million.

•	Completed the acquisition of six on-the-water vessels from a subsidiary of BG Group plc (“BG Group”) for $936 million, with time charters back for an average of 6 years.

•	Successfully completed GasLog’s second follow-on equity offering, raising approximately $110 million (net of expenses).

•	Successfully closed a follow-on issue of the Norwegian bond raising NOK 500 million (approximately $84 million) at an effective interest cost of 5.99%.

•	Entered into contracts with Samsung Heavy Industries Co. Ltd. (“Samsung”) and Hyundai Heavy Industries Co., Ltd. (“Hyundai”) for the purchase of two 174,000 cbm newbuildings from each shipyard for delivery in 2017.

•	EBITDA(1) of $46.5 million (Q2 2013: $20.9 million). Earnings per share (“EPS”) of $0.02 (Q2 2013: $0.32) and Profit of $3.5 million (Q2 2013: $20.4 million) for the quarter ended June 30, 2014 primarily due to the impact of non-cash loss on swaps.

•	Adjusted EBITDA(1) of $46.6 million (Q2 2013: $20.4 million), Adjusted EPS(1) of $0.13 (Q2 2013: $0.11) and Adjusted Profit(1) of $10.4 million (Q2 2013: $7.1 million) for the quarter ended June 30, 2014.

•	Quarterly dividend of $0.12 per common share payable on September 8, 2014.

•	On August 14, 2014, GasLog agreed to sell two of the vessels acquired from BG Group to GasLog Partners for an aggregate purchase price of $328.0 million, subject to GasLog Partners obtaining the funds necessary to pay the purchase price and the satisfaction of certain other closing conditions.

(1) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

CEO Statement

Paul Wogan, Chief Executive Officer, stated “I am very pleased with the achievements of GasLog in the second quarter of 2014. We executed on a large number of planned initiatives that have continued to drive the growth of the company. During the three months to June 30, 2014, we almost doubled the size of our on-the-water fleet with the acquisition of six vessels from BG Group, all of which have six year contracts on average and the delivery of the Solaris, a newbuilding which immediately commenced a seven year charter to a subsidiary of Royal Dutch Shell plc (“Shell”). We now have fifteen vessels on the water, compared with eight at the end of March. Of these fifteen vessels, and in line with GasLog’s strategy of being largely contracted, fourteen are currently on multiyear charters, with one on a short-term contract.

In May, we successfully launched the GasLog Partners Master Limited Partnership (“MLP”). GasLog Partners will provide GasLog with an alternative funding source for our ambitious growth plans as we look to take advantage of what we believe will be attractive markets for LNG shipping. We expect to benefit from the MLP by recycling capital back up to the parent creating the opportunity for further investment, and also through our holdings of both the limited and general partner interests, which should increase in value over time as more vessels are dropped down. Last week, we were very pleased to announce the first dropdown of two vessels to the MLP, which will immediately drive the distribution through the first Incentive distribution right (“IDR”) tier, bringing GasLog a step closer to reaching the higher splits.

Also in the quarter, we placed our first order with Hyundai, for two modern, tri-fuel diesel electric propulsion vessels with the option to change to two stroke diesel engines with low-pressure gas injection. Including newbuildings on order, we now have a total of 25 vessels in the consolidated GasLog fleet. With these vessels and the two orders we recently placed with Samsung we feel we have a good level of market exposure in the 2017/2018 timeframe and our focus now is to find attractive contracts for these newbuildings. We remain very optimistic about the long-term outlook of the LNG shipping market with LNG capacity already showing positive signs of growth ahead of a significant ramp-up in activity expected over the next few years. At GasLog, we have a strong balance sheet, a high level of contract coverage and a long track record of owning and operating LNG vessels for some of the world’s leading LNG players. We have significant built-in growth, but will continue to look at further consolidation opportunities that are attractive and accretive to expand the business further.”

Dividend Declaration

On August 19, 2014, the board of directors declared a quarterly cash dividend of $0.12 per common share payable on September 8, 2014 to shareholders of record as of September 2, 2014.

Acquisition of Six LNG carriers from a subsidiary of BG Group

In April and June, GasLog completed the acquisition of six 145,000 cbm steam-powered LNG carriers from BG Group for an aggregate cost of $936.0 million and chartered those vessels back to Methane Services Limited (“MSL”) for average initial terms of six years. The time charters back to MSL for the vessels are staggered with terms of 5.5 years, 6 years and 6.5 years, so that the vessels do not redeliver at the same time. MSL has unilateral options to extend the term of the time charters for four of the ships for a period of either three or five years. The vessels acquired are the 2006 built Methane Rita Andrea, Methane Jane Elizabeth and Methane Lydon Volney and the 2007 built Methane Shirley Elisabeth, Methane Heather Sally and Methane Alison Victoria. GasLog supervised the construction of all six vessels for BG Group and has provided technical management for the ships since delivery.

MLP Units Initial Public Offering

On May 12, 2014, GasLog Partners, a subsidiary of GasLog, completed its IPO with the sale and issuance of 9,660,000 common units (including 1,260,000 units in relation to the over-allotment option exercised in full by the underwriters), resulting in gross proceeds of $202.9 million and representing a 48.2% ownership interest. Concurrently with the IPO, the Partnership acquired a 100% ownership interest in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. from GasLog, in exchange for (i) 162,358 common units and 9,822,358 subordinated units issued to GasLog representing a 49.8% ownership interest and all of the IDRs that entitle GasLog to increasing percentages of the cash that the Partnership distributes in excess of $0.43125 per unit per quarter, (ii) 400,913 general partner units issued to GasLog Partners GP LLC (the “general partner”), a wholly owned subsidiary of GasLog, representing a 2.0% general partner interest and (iii) $65.70 million of cash consideration paid directly to GasLog from the IPO proceeds.

As of June 30, 2014, GasLog holds a 51.8% interest of the Partnership and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership agreement; GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

Certain significant investors in GasLog, including members of the Radziwill family, the Onassis Foundation and members of the Livanos family, purchased an aggregate of approximately 2.94 million of the Partnership’s common units in the offering at the public offering price. In addition, certain officers, directors, employees and related persons of GasLog Ltd. purchased 0.32 million of the Partnership’s common units at the public offering price.

In addition to the cash consideration of $65.7 million paid to GasLog, GasLog Partners used the net IPO proceeds of $186.0 million to (a) prepay $82.6 million of debt plus accrued interest of $0.4 million and (b) make a payment of $2.3 million (including $0.3 million accrued interest) to settle the mark-to-market loss on termination of one interest rate swap and reduction of a second interest rate swap in connection with the aforementioned debt prepayment. The balance of $35.0 million was retained by the Partnership for general corporate purposes.

GasLog is entitled to share in quarterly distributions paid on the general and limited partnership interests it holds, as well as certain IDRs that entitle GasLog to an increasing portion of incremental distributions over certain thresholds. GasLog is also entitled to receive fees from providing commercial, ship management and administrative services to the MLP.

MLP Vessel Drop-Down Transaction

On August 14, 2014, GasLog entered into a Share Purchase Agreement for GasLog Partners to purchase 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., our wholly owned subsidiaries that own the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328.0 million. GasLog purchased these vessels from BG Group in April 2014. In connection with the transaction, GasLog Partners will acquire GAS-sixteen Ltd. and GAS-seventeen Ltd. with $2.0 million of positive net working capital existing at the time of closing. The acquisition is subject to GasLog Partners obtaining the funds necessary to pay the purchase price and the satisfaction of certain other closing conditions. GasLog Partners expects to finance the acquisition with a combination of equity and the assumption of the vessels’ existing credit facilities.

GasLog Equity Offering

On April 16, 2014, GasLog completed a follow-on public offering of 4,887,500 common shares, including 637,500 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares. The public offering price was $23.75 per share. The net proceeds from the public offering after deducting underwriting discounts and other offering expenses, were approximately $109.9 million and were used to partially finance the acquisition of three of the ships acquired from BG Group.

New Bank Financings and NOK Bond

In connection with the acquisition of the first three ships from BG Group, GasLog entered into a syndicate debt financing agreement with Citibank N.A., London Branch (“Citibank”) acting as security agent and trustee for and on behalf of the other finance parties, for $325.5 million with a two-year maturity, which was drawn on April 9, 2014, to finance part of the acquisition cost of the Methane Rita Andrea, the Methane Jane Elizabeth and the Methane Lydon Volney.

In May 2014, in connection with the acquisition of the three additional LNG carriers from BG Group, GasLog entered into a syndicate debt financing agreement with Citibank acting as security agent and trustee for and on behalf of the other finance parties, for $325.5 million with a two year maturity, which was drawn in June 2014 to partially finance the deliveries of the Methane Shirley Elisabeth, the Methane Heather Sally, and the Methane Alison Victoria.

In connection with the Partnership’s IPO, GasLog obtained certain waivers and consents from its lenders and amended two of its credit facilities. Further to these amendments, the Partnership prepaid $82.63 million of the new GAS-five Ltd. facility with proceeds of the IPO.

On May 2, 2014, GasLog closed a follow-on issue of the Norwegian bond of NOK 500 million (or $83.61 million based on the exchange rate on closing date). All interest and principal payments have been swapped into USD at an effective interest cost of 5.99% per annum. The proceeds from the offering will be used for general corporate purposes, including financing for GasLog’s newbuilding program. The total outstanding balance of the Norwegian bond after the follow-on issue amounts to NOK 1 billion.

Financial Summary

	For the three months
In millions of U.S. dollars except per share Numbers	Q2 2013	Q2 2014
EBITDA(1)	20.9	46.5
Adjusted EBITDA(1)	20.4	46.6
Profit	20.4	3.5
Adjusted Profit(1)	7.1	10.4
EPS	0.32	0.02
Adjusted EPS(1)	0.11	0.13

(1)	EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Profit was $3.5 million for the quarter ended June 30, 2014 ($20.4 million for the quarter ended June 30, 2013). This decrease is mainly attributable to the increase in non-cash loss from swaps. The decrease is also affected by the increase in operating expenses, general and administrative expenses, depreciation expense, and financial costs, partially offset by the increase in revenues. These variations resulted from the deliveries of the GasLog Sydney, the GasLog Skagen, the GasLog Chelsea and the GasLog Seattle on May 30, 2013, July 25, 2013, October 4, 2013 and December 9, 2013, respectively and the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally, and the Methane Alison Victoria acquired from BG Group in April and June 2014 as well as the new financing obtained with relation to the delivery of the aforementioned vessels. These deliveries resulted in an increase in operating days. There were 958 operating days during the quarter ended June 30, 2014 compared to 395 operating days during the quarter ended June 30, 2013.

Adjusted Profit(1) was $10.4 million for the quarter ended June 30, 2014 ($7.1 million for the quarter ended June 30, 2013) after excluding the effects of the non-cash loss on swaps and the foreign exchange gains/losses.

EPS was $0.02 for the quarter ended June 30, 2014 ($0.32 for the quarter ended June 30, 2013). The decrease in EPS is attributable to the decrease in profit and the increase in the weighted average number of shares resulting from the equity offerings and the private placement completed in 2014.

Adjusted EPS(1) was $0.13 for the quarter ended June 30, 2014 ($0.11 for the quarter ended June 30, 2013). The increase in Adjusted EPS is attributable to the increase in Adjusted Profit, partially offset by the increase in the weighted average number of shares resulting from the equity offerings and the private placement completed in 2014.

EBITDA(1) was $46.5 million for the quarter ended June 30, 2014 ($20.9 million for the quarter ended June 30, 2013). The increase in EBITDA is attributable to the increase in revenues from the larger fleet, partially offset by the increase in vessel operating and supervision costs associated with having more vessels on the water and the increase in general and administrative expenses.

Adjusted EBITDA(1) was $46.6 million for the quarter ended June 30, 2014 ($20.4 million for the quarter ended June 30, 2013).

Revenues were $73.2 million for the quarter ended June 30, 2014 ($32.9 million for the quarter ended June 30, 2013). The increase is mainly attributable to the increase in operating days mentioned above.

Vessel operating and supervision costs were $19.1 million for the quarter ended June 30, 2014 ($7.6 million for the quarter ended June 30, 2013). The increase is primarily attributable to the operating expenses of the deliveries of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen, the GasLog Chelsea and the GasLog Seattle on January 28, 2013, March 25, 2013, May 30, 2013, July 25, 2013, October 4, 2013 and December 9, 2013, respectively and the six vessels acquired from BG Group in 2014.

Depreciation of fixed assets was $15.9 million for the quarter ended June 30, 2014 ($6.4 million for the quarter ended June 30, 2013). The increase is mainly attributable to the depreciation of the six vessels brought into operation during 2014.

General and administrative expenses were $8.0 million for the quarter ended June 30, 2014 ($4.8 million for the quarter ended June 30, 2013). The increase derived mainly from to the increase in personnel related expenses related to the growth of the company, the increase in legal and professional fees related to increased audit and other professional services, the increase in equity-settled compensation expense, the increase in foreign exchange losses and the increase in travel and accommodation expenses related to the Group’s expansion in London and New York.

Financial costs were $17.7 million for the quarter ended June 30, 2014 ($5.5 million for the quarter ended June 30, 2013). The increase is attributable to an increase of $8.5 million in interest expense and realized loss on cash flow hedges deriving from higher weighted average outstanding debt and an increase of $3.5 million in amortization of loan fees mainly attributable to the write-off of the unamortized loan fees of the prepaid debt at the time of the GasLog Partners’ IPO.

Loss on swaps was $9.6 million for the quarter ended June 30, 2014 ($11.4 million gain for the quarter ended June 30, 2013). The increase in loss is attributable to an increase of $18.7 million in loss from mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss, an increase of $1.2 million in loss that was reclassified from equity to profit or loss statement related to the interest rate swaps for which hedge accounting was discontinued and an increase of $1.2 million in realized loss from interest rate swaps held for trading.

For a detailed discussion of GasLog’s financial results for the quarter ended June 30, 2014, please refer to the Financial Report for the second quarter of 2014, furnished on Form 6-K to the United States Securities and Exchange Commission (the “Q2 6-K”). http://www.gaslogltd.com/investor-relations/sec-filings

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $145.4 million for the fiscal year 2013 to $424.2 million for the fiscal year 2017, based on contracts in effect as of June 30, 2014 for the eight LNG carriers delivered to us in 2010, 2013 and through June 30, 2014, the six LNG carriers acquired from a subsidiary of BG Group in April 2014 and June 2014 and the four LNG carriers on order for which we have secured time charters, but does not include any extension options. This amount includes the three vessels now owned by GasLog Partners. For further details please refer to the Q2 6-K.

Liquidity and Financing

As of June 30, 2014, GasLog had cash and cash equivalents of $241.6 million of which $145.8 million was held in time deposits and the balance in current accounts. Moreover, as of June 30, 2014, GasLog had $8.3 million held in time deposits with an initial duration of more than three months but less than a year which have been classified as short-term investments.

As of June 30, 2014, GasLog had an aggregate of $1,738.7 million of indebtedness outstanding under ten credit agreements, of which $110.3 million is repayable within one year. As of June 30, 2014, GasLog had $163.1 million outstanding under the NOK bond agreement that is payable in June 2018.

As of June 30, 2014, there is an undrawn amount of $7.8 million from the revolving facility of GAS-two Ltd. which is available to be drawn under certain conditions. In addition, there is a loan facility with an aggregate undrawn amount of $292 million available that will be used to finance a portion of the contract prices of two of our newbuildings upon their deliveries subject to satisfaction of customary closing conditions.

In connection with the GasLog Partners’ IPO, we amended the credit facilities entered into by our subsidiaries GAS-three Ltd. and GAS-four Ltd., and GAS-five Ltd. and GAS-six Ltd. to, among other things, permit GasLog’s contribution of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney to GasLog Partners and add GasLog Partners Holdings LLC, a subsidiary of GasLog Partners, as a guarantor. In connection with these amendments, we prepaid $82.6 million of the new GAS-five Ltd. facility with proceeds of the IPO.

As of June 30, 2014, GasLog’s commitments for capital expenditures are related to the ten LNG carriers on order, which have a gross aggregate contract price of approximately $2.0 billion. As of June 30, 2014, the total remaining balance of the contract prices of the ten newbuildings was $1.9 billion that will be funded with available cash, cash from operations, existing debt and other financings we may enter into.

The aggregate acquisition cost of $936.0 million for the six vessels acquired from BG Group, was funded by two syndicate loan facilities with Citibank acting as security agent and trustee for and on behalf of the other finance parties, of $325.5 million each, the net proceeds from the public offerings and private placement in January and April 2014 and the Group’s available cash.

GasLog Partners used the net IPO proceeds of $186.03 million to (a) pay $65.7 million directly to GasLog as cash consideration for the contribution of GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., (b) prepay $82.6 million of debt plus accrued interest of $0.4 million and (c) make a payment of $2.3 million (including $0.3 million accrued interest) to settle the mark-to-market loss on termination of one interest rate swap and reduction of a second interest rate swap in connection with the aforementioned debt prepayment. The balance of $35.0 million was retained by the Partnership for general corporate purposes.

GasLog’s expected floating interest rate exposure has been hedged for 58.5% at a weighted average interest rate of approximately 4.61% (including margin) as of June 30, 2014.

Business Update

As of June 30, 2014 GasLog has eight newbuildings on order at Samsung and two newbuildings on order at Hyundai. Our vessels presently under construction are on schedule and within budget with one vessel scheduled to be delivered in the fourth quarter of 2014.

In April and June 2014, GasLog acquired six 145,000 cbm steam-powered LNG carriers from a subsidiary of BG Group.

In May 2014, GasLog entered into contracts with Samsung for the purchase of two additional 174,000 cbm newbuildings with delivery dates in 2017. In addition, we secured additional fixed priced options from Samsung on two further 174,000 cbm newbuildings with delivery dates in 2017 and early 2018. If we exercise these options, Samsung has agreed to grant us two additional options.

In June 2014, GasLog entered into contracts with Hyundai for the construction of two 174,000 cbm newbuildings with delivery dates in 2017. In addition, we secured fixed priced options from Hyundai on four further 174,000cbm newbuildings with delivery dates in late 2017 and during 2018.

LNG Market Update and Outlook

We believe that the long-term outlook for LNG shipping remains very positive as, over the coming years, a steady stream of large LNG projects are expected to come online in places such as Australia, South East Asia, USA, Russia, Canada and East Africa.

We view the recent streamlining of the approvals process in the USA, whereby the Department of Energy (“DOE”) approval to export cargoes to non-Free Trade Agreement countries will only be sought after Federal Energy Regulatory Commission (“FERC”) approval as positive news for US LNG exports. In particular, the streamlining of these approvals may accelerate some of the projects which are expected to come online over the next several years.

In the second quarter of 2014, the 12 million tons per annum (“mtpa”) Cameron LNG project became the second US export project to receive FERC approval after the Sabine Pass project. Post the quarter end, the project partners of Cameron LNG have approved the Final Investment Decision (“FID”) to proceed with construction, with first production expected in 2018. On July 31, 2014, the Freeport LNG export project also received FERC approval making it the third US export project to receive such approval.

In May, the 6.9mtpa Papua New Guinea LNG project commenced production of LNG, a number of months ahead of the originally planned start date.

In Q2 2014, short-term rates for LNG carriers continued to show some weakness compared to charter rates as at the end of 2013. Some production issues, particularly in Angola, negatively impacted the supply/demand balance. We expect to see some softness in rates into the next quarter as open newbuilds continue to deliver at a faster pace than liquefaction projects come online. We have seen a significant increase in spot charters in the second quarter, which is encouraging for the shorter-term market.

In the second half of 2014, we expect additional LNG production from Algeria and BG Group’s first 4.5mtpa production train at Curtis LNG in Queensland, Australia. This will be followed by additional production from other new projects in Australia, South East Asia and North America in 2015 and beyond. There is currently over 100mtpa of new LNG production capacity for which FID has been taken but where production has yet to commence. This supports our expectation that the medium to long-term outlook for LNG shipping is very positive.

GasLog’s strategy has been to have its fleet largely contracted to high credit quality counterparties through 2014 and 2015, thereby providing protection from near term volatility. The consolidated GasLog fleet (including the three vessels owned by GasLog Partners) currently has fourteen of its fifteen on-the-water vessels on long-term contracts and the GasLog Chelsea on a 7-12 month contract, which commenced in May. Looking ahead, we do anticipate significant opportunities to capture upside in the market in the coming years, particularly as the expected ramp up of new liquefaction capacity around the world is projected to outstrip the number of ships currently on order.

Through the delivery of our newbuilding program and the addition of on-the-water vessels, we believe GasLog is very well placed to take advantage of the continuing growth in the LNG industry.

Conference Call

GasLog will host a conference call to discuss its results for the second quarter 2014 at 8:30 a.m. ET (1:30 p.m. London Time) on Wednesday, August 20, 2014. Paul Wogan, Chief Executive Officer and Simon Crowe, Chief Financial Officer, will review the Company’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 212 444 0481 (New York, NY)

+44 (0) 203 427 1906 (London, UK)

Passcode for the call is 8026621.

A live webcast of the conference call will also be available on the investor relations page of the Company’s website at http://www.gaslogltd.com/investor-relations.

The press release announcing GasLog’s second quarter 2014 results will also be available on this section of the website.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fully-owned fleet includes 22 LNG carriers (including 12 ships in operation and 10 LNG carriers on order) and GasLog has six LNG carriers operating under its technical management for third parties. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further three LNG carriers. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity of the Company, cash available for dividend payments, future capital expenditures and drydocking costs and newbuild vessels and expected delivery dates, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operation of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to dividend payments and our ability to make such payments; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed with the SEC on March 27, 2014. Copies of the Annual Report, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

Simon Crowe (CFO, GasLog, Monaco)
Phone: +377 9797 5115
Jamie Buckland (GasLog, Monaco)
Phone: +377 9797 5118
Ray Posadas (Solebury Communications, NYC)
Phone: +1 203-428-3231
Email: ir@gaslogltd.com

EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2013 and June 30, 2014

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2013	June 30, 2014
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associate	6,326	6,896
Deferred financing costs	12,793	9,761
Other non-current assets	2,659	2,802
Derivative financial instruments	9,145	1,986
Tangible fixed assets	1,529,720	2,642,720
Vessels under construction	120,295	141,750
Total non-current assets	1,690,449	2,815,426
Current assets
Trade and other receivables	7,257	5,625
Dividends receivable and due from related parties	2,476	1,676
Inventories	5,936	3,532
Prepayments and other current assets	2,263	2,568
Derivative financial instruments	—	932
Short-term investments	4,500	8,257
Cash and cash equivalents	103,798	241,556
Total current assets	126,230	264,146
Total assets	1,816,679	3,079,572
Equity and liabilities
Equity
Share capital	629	810
Contributed surplus	614,964	923,480
Reserves	(3,428)	(8,362)
Retained earnings	27,368	16,341
Equity attributable to owners of the Group	639,533	932,269
Non-controlling interest	—	188,019
Total equity	639,533	1,120,288
Current liabilities
Trade accounts payable	5,735	6,641
Ship management creditors	8,148	825
Amounts due to related parties	123	111
Derivative financial instruments	14,235	15,249
Other payables and accruals	30,272	52,627
Borrowings—current portion	100,320	105,863
Total current liabilities	158,833	181,316
Non-current liabilities
Derivative financial instruments	2,918	6,641
Borrowings—non-current portion	1,014,754	1,770,656
Other non-current liabilities	641	671
Total non-current liabilities	1,018,313	1,777,968
Total equity and liabilities	1,816,679	3,079,572

Unaudited condensed consolidated statements of profit or loss

For the three and six months ended June 30, 2013 and 2014

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended		For the six months ended
	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014
Revenues	32,948	73,236	54,725	130,307
Vessel operating and supervision costs	(7,574)	(19,116)	(12,451)	(36,061)
Depreciation of fixed assets	(6,384)	(15,872)	(10,624)	(27,063)
General and administrative expenses	(4,813)	(7,993)	(11,428)	(14,255)
Profit from operations	14,177	30,255	20,222	52,928

Financial costs	(5,546)	(17,669)	(8,378)	(29,357)
Financial income	69	69	248	151
Gain/(loss) on swaps	11,374	(9,581)	13,488	(14,697)
Share of profit of associate	355	393	743	790
Total other income/(expense)	6,252	(26,788)	6,101	(43,113)
Profit for the period	20,429	3,467	26,323	9,815
Attributable to:
Owners of the Group	20,429	1,477	26,323	7,825
Non-controlling interest	—	1,990	—	1,990
	20,429	3,467	26,323	9,815
Earnings per share – basic and diluted	0.32	0.02	0.42	0.10

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2013 and 2014

(Amounts expressed in thousands of U.S. Dollars)

	For the six months ended
	June 30, 2013	June 30, 2014
Cash flows from operating activities:
Profit for the period	26,323	9,815
Adjustments for:
Depreciation of fixed assets	10,624	27,063
Share of profit of associate	(743)	(790)
Financial income	(248)	(151)
Financial costs	8,378	29,357
Non-cash (gain)/loss on swaps	(16,129)	10,002
Unrealized foreign exchange losses on cash and cash equivalents and short-term investments	156	127
Expense recognized in respect of equity-settled share based payments	124	724
	28,485	76,147
Movements in working capital	2,285	13,655
Cash provided by operations	30,770	89,802
Interest paid	(6,133)	(28,058)
Net cash from operating activities	24,637	61,744
Cash flows from investing activities:
Payments for tangible fixed assets, vessels under construction and second-hand vessels	(493,574)	(1,156,797)
Dividends received from associate	1,140	970
Return of contributed capital from associate	360	—
Purchase of short-term investments	(1,469)	(8,907)
Maturity of short-term investments	106,047	5,150
Financial income received	392	149
Net cash used in investing activities	(387,104)	(1,159,435)
Cash flows from financing activities:
Proceeds from bank loans and bonds	604,206	884,473
Bank loan repayments	(119,392)	(113,991)
Payment of loan issuance costs	(7,683)	(10,662)
Net proceeds from public offering and private placement	—	309,053
Net proceeds from GasLog Partners’ IPO	—	186,029
Purchase of treasury shares	—	(474)
Dividends paid	(13,830)	(18,852)
Net cash from financing activities	463,301	1,235,576
Effects of exchange rate changes on cash and cash equivalents	(59)	(127)
Increase in cash and cash equivalents	100,775	137,758
Cash and cash equivalents, beginning of the period	110,978	103,798
Cash and cash equivalents, end of the period	211,753	241,556

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA is defined as earnings before interest income and expense, gain/loss on swaps, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before non-cash gain/loss on swaps that includes (a) unrealized gain/loss on swaps held for trading, (b) loss at inception, (c) recycled loss of cash flow hedges reclassified to profit or loss and (d) ineffective portion of cash flow hedges and foreign exchange gains/losses. Adjusted EPS represents earnings per share before non-cash gain/loss on swaps as defined above, foreign exchange gains/losses and non-controlling interest. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, gain/loss on swaps, taxes, depreciation and amortization, in the case of Adjusted EBITDA, foreign exchange gains/losses, in the case of Adjusted Profit, non-cash gain/loss on swaps and foreign exchange gains/losses and in the case of Adjusted EPS, non-cash gain/loss on swaps, foreign exchange gains/losses and non-controlling interest, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to profit, profit from operations, earnings per share or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	June 30, 2013	June 30, 2014
Profit for the period	20,429	3,467
Depreciation of fixed assets	6,384	15,872
Financial costs	5,546	17,669
Financial income	(69)	(69)
(Gain)/loss on swaps	(11,374)	9,581
EBITDA	20,916	46,520

Foreign exchange (gains)/losses, net	(469)	81
Adjusted EBITDA	20,447	46,601

Reconciliation of Adjusted Profit to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	June 30, 2013	June 30, 2014
Profit for the period	20,429	3,467
Non-cash (gain)/loss on swaps	(12,891)	6,821
Foreign exchange (gains)/losses, net	(469)	81
Adjusted Profit	7,069	10,369

Reconciliation of Adjusted Earnings Per Share to Earnings Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	Three months ended
	June 30, 2013	June 30, 2014
Profit for the period attributable to owners of the Group	20,429	1,477
Weighted average number of shares outstanding, basic	62,863,166	80,133,785
EPS	0.32	0.02
Profit for the period attributable to owners of the Group	20,429	1,477
Plus:
Non-cash (gain)/loss on swaps	(12,891)	6,821
Foreign exchange (gains)/losses, net	(469)	81
Non-controlling interest	—	1,990
Adjusted Profit	7,069	10,369
Weighted average number of shares outstanding, basic	62,863,166	80,133,785
Adjusted EPS	0.11	0.13